UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BLOOM ENERGY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-38598	77-0565408
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4353 North First Street, San Jose, CA		95134
(Address of principal executive offices)		(Zip code)

Shawn M. Soderberg, Chief Legal Officer and Corporate Secretary, (408) 543-1500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended____.

Introduction

Bloom Energy Corporation (the “Company”) created the first large-scale, commercially viable solid oxide fuel-cell based power generation platform that provides clean, reliable and resilient power to businesses, essential services, and critical infrastructure. The Company’s technology was invented in the United States and the Company’s products are currently manufactured in the United States. The Company’s fuel-flexible Bloom Energy Servers can use biogas and hydrogen, in addition to natural gas, to create electricity at significantly higher efficiencies than traditional, combustion-based resources. In addition, the Company’s solid oxide platform can also be used to create hydrogen, which is increasingly recognized as a critically important tool necessary for the full decarbonization of the energy economy. Hydrogen is produced from the Company’s Electrolyzer, announced in July 2021 and currently in demonstration with certain customers and partners. The Company has a broad array of enterprise customers from various industries for its Energy Servers, who value reliable, sustainable and cost predictable energy. The Company also has strong relationships with some of the largest utility companies in the United States and the Republic of Korea.

The Company has determined that two products manufactured or contracted to be manufactured contained tin, tungsten, tantalum and/or gold or its derivatives that were necessary to their functionality or production: the Bloom Energy Server, a stationary power generation platform and the Bloom Energy Electrolyzer, a stationary producer of green hydrogen.

The Company’s Conflict Minerals Policy is available on its website at http://www.bloomenergy.com/supplychain. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, the Company has filed this Form SD in respect of the reporting period January 1, 2024 to December 31, 2024, and the associated Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available on the Company’s website at www.bloomenergy.com.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

The following exhibit is filed as part of this report.

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the period January 1 to December 31, 2024 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Bloom Energy Corporation

By:	/s/ Shawn M. Soderberg	Date: May 28, 2025
Name: Shawn M. Soderberg
Title: Chief Legal Officer and Corporate Secretary